Second Sight Medical Products, Inc.

13170 Telfair Ave

Sylmar, CA 91342

June 22, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Davis Division of Corporation Finance Office of Life Sciences

Re:	Second Sight Medical Products, Inc.
Registration Statement on Form S-4
Filed May 13, 2022 (as amended June 16, 2022)
File No. 333-264959

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Second Sight Medical Products, Inc., respectfully requests that the effective date of the Registration Statement on Form S-4 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on June 24, 2022, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact William N. Haddad, Esq. of Venable LLP at (212) 503-9812. Thank you for your assistance and cooperation in this matter.

Very truly yours, SECOND SIGHT MEDICAL PRODUCTS, INC.

By:	/s/ Scott Dunbar
Scott Dunbar Acting Chief Executive Officer

cc:          William N. Haddad, Esq.

Philip T. von Mehren, Esq.

Kirill Y. Nikonov, Esq.